

September 27, 2011

Via-Email
Onward Choi
Acting Chief Financial Officer
NetEase.Com, Inc.
26/F, SP Tower D
Tsinghua Science Park Building 8
No. 1 Zhongguancun East Road, Haidian District
Beijing 100084, People's Republic of China

> **Re:** **NetEase.Com, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 22, 2011**
> **File No. 0-30666**

Dear Mr. Choi:

We have reviewed your response dated September 2, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 43

B. Liquidity and Capital Resources, page 60

1. We reviewed your response to comment six in our letter dated August 8, 2011 and understand that you will include additional disclosures in other sections of the document in future filings. Notwithstanding, please include a discussion of your funding policies and objectives in terms of the manner in which treasury functions are controlled, including how cash is transferred within the corporate structure, and the current currencies in which cash and cash equivalents are held. Refer to Item 5.B.2 of Form 20-F.

2. We reviewed your response to comment seven in our letter dated August 8, 2011. We believe that when significant amounts of consolidated cash and short term investments are permanently invested overseas and are not available to the parent company, discussion about these items on a consolidated basis may not be sufficient to understand a company's liquidity. When evaluating and discussing liquidity, a discussion of cash and short term investments on a disaggregated basis may be very relevant and necessary. As such, please disclose the amount of cash and time deposits held by your PRC subsidiaries and variable interest entities, whether you intend to transfer the funds to your non-PRC entities and whether you would need to accrue and pay withholding and other taxes if funds were transferred to your non-PRC entities.

Item 19. Exhibits, page 91

3. We note your response to comment 12 in our letter dated August 8, 2011 that "the license agreements with Blizzard were made in the ordinary course of the Company's business and, per section 4(b) of the Form 20-F instructions, would not be required to be filed as exhibits." We further note your risk factor disclosure on page 6 of your filing that "Blizzard could terminate the license and joint venture agreements with us, which in either case could harm our operating results and business" and your risk factor disclosure on page 11 that "the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder…The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders." Please explain why your business is not "substantially dependent" on these license agreements with Blizzard or why the contract should not be considered one with a related party. Please see and explain why Instructions 4(b)(i) and (ii) to Item 19 of Form 20-F do not apply.

Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting, page F-1

4. We reviewed your response to comment 14 in our letter dated August 8, 2011. Please elaborate on your Chief Financial Officer and Reporting Manager's knowledge, experience and on-going training in US GAAP and SEC Rules and Regulations. In doing so, please tell us the approximate number of hours spent each year attending training courses focused on US GAAP and SEC Rules. Please also describe the nature of any US GAAP audit engagements which these individuals participated in including the approximate number of hours spent on the engagements, whether they were directly involved in US GAAP issues and if so provide details of those issues.

Notes to the Consolidated Financial Statements, page F-7

Note 2. Principal Accounting Policies, page F-11
(m) Share-based compensation, page F-14

5. We reviewed your response to comment 21 in our letter dated August 8, 2011. Reference is made to your statement that you intend to prevent the employee from bearing the risks and rewards that are normally associated with stock ownership. Please tell us whether you predominately settle RSU awards in cash when the payment date fair value of the shares is greater than and less than the grant date fair value. Please also tell us your consideration of the guidance in ASC 718-10-25-15.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief